Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-144987) and related Prospectus of Website Pros, Inc. for the registration of 9,032,514 shares of its common stock and to the incorporation by reference therein of our reports dated March 7, 2007, with respect to the consolidated financial statements of Website Pros Inc., Website Pros Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Website Pros Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Jacksonville, Florida

August 21, 2007